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                      United States
           Securities and Exchange Commission
                  Washington, DC. 20549

                      Schedule 13D
        Under the Securities Exchange Act of 1934
                  (Amendment No. 5)









                Mark Controls Corporation
                    (Name of Issuer)

                      Common Stock
             (Title of Class of Securities)

                       57038N-10-5
                     (CUSIP Number)

          Crane Co., 100 First Stamford Place,
                  Stamford, CT 06902,
   Attention:  Paul R. Hundt, Secretary (203 363-7220)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                     March 28, 1994
 (Date of Event which Requires Filing of this Statement)













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The Schedule 13D filed by Crane Co. on January 3, 1994 with respect to Mark Controls Corporation is hereby amended as follows:

Item 4.  Purpose of Transaction

On March 28, 1994, Crane announced that it would commence a cash tender offer for all outstanding shares of the Issuer at $19.50 and sent a letter to the Issuer advising of the announcement and of Crane's expectation that the Issuer would take all necessary and appropriate actions to facilitate the Offer. Copies of Crane's press release and letter are attached hereto as Exhibits 6 and 7, respectively.

Item 7.  Material to be Filed as Exhibits

            6.  Copy of Press Release dated March 28, 1994
            7.  Letter dated March 28, 1994

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 28, 1994




                             /s/ Paul R. Hundt
                             Vice President









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FOR IMMEDIATE RELEASE


 CRANE CO. ANNOUNCES CASH TENDER OFFER FOR MARK CONTROLS


    STAMFORD, CONNECTICUT -- March 28, 1994 -- Crane Co. announced today that it will commence a cash tender offer for all outstanding shares of Mark Controls Corporation at $19.50.

    R. S. Evans, Chairman and Chief Executive Officer of Crane stated: "Crane already holds 13.2 percent of Mark Controls and is determined to pursue this acquisition because Mark Controls fits perfectly with Crane's existing businesses." In a letter to William Bendix, Chairman of Mark Controls, R. S. Evans praised the professional management of Mark Controls, and stated that he expected that the merger would enhance both companies.

    According to a Crane spokesman, the Crane offer is scheduled to commence as soon as practicable and would be subject to customary conditions, including tenders of a majority of the outstanding shares.

    Crane Co. is a diversified manufacturer of engineered industrial products serving niche markets in the aerospace, fluid handling, automatic merchandising and construction industries.
Crane's wholesale distribution businesses serve building products markets and industrial customers.


                       #  #  #  #

Contact:  D. L. Kelley, Crane Co., Stamford CT
    203/363-7239

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March 28, 1994


Mr. William E. Bendix
President and Chief Executive Officer
Mark Controls Corporation
5202 Old Orchard Road
Skokie, IL 60077

                      Re:  Crane Tender Offer

Dear Bill:

    We have publicly announced today our intention to commence a tender offer for Mark Controls at $19.50. Crane has determined to pursue this acquisition because of the excellent business fit between our two companies. We have been impressed with the professional management of Mark Controls and expect that the integration of our businesses will enhance both.

    We expect, considering the level of our bid, that at the appropriate time you and your board of directors will take all necessary and appropriate actions to facilitate our offer and its attendant purpose, the acquisition of all outstanding Mark Controls shares and rights to acquire shares.

                      Sincerely,


/s/ R. S. Evans











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